October 19, 2005



Mail Stop 6010

David M. Marks
Chairman
Thomas Equipment, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202

Re:	Thomas Equipment, Inc.
	Amendment No. 4 to Registration Statement on Form S-1
	Filed October 3, 2005
	         File No. 333-124217
Dear Mr. Marks:
      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
Prospectus Cover Page
1. We note your response to our prior comment 1 from our letter dated
August 26, 2005. In the third full paragraph on your cover page, please clearly explain, if true, how the 7,900,000 is not part of the
20,000,000 revolving note facility, and the 8,000,000 is a
component
of such facility. Also, please describe the facility consistently throughout the document. For example, we note that you describe the facility as an "accounts receivable, inventory and fixed asset financing" which term you do not appear use in other parts of the prospectus.
Recent Events, page 7
2. We note that you describe the fee paid to Laurus was $898.
Please
do not omit figures from the fee.
3. Please tell us how you determined that $22 million is due under the notes given that it appears that you have not drawn down the entire amount. Also, show us the calculations underlying your statement that the waiver consideration was less than damages otherwise due.
Risk Factors, page 11
4. We note your new language describing the risk factors where you state that the risks described are not the only risks and uncertainties that may develop and that other risks you have not predicted or evaluated may affect you. You must disclose all risks that you believe are material at this time. Please revise or remove this language.
Financial Statements
Independent Auditor`s Report, page F-3
5. You state within Note 2 that your successor financial
statements
were prepared using accounting principles generally accepted in the
United States of America applicable to a going concern.  However, the
audit report issued by your independent accountants for the nine months ended June 30, 2005 does not include a going concern paragraph. In light of these facts, please have your independent accountants revise its report to include a going concern paragraph and include in note 2 the appropriate and prominent disclosure of the financial difficulties giving rise to the uncertainty. Include a discussion, here and in the capital resources and liquidity section of MD&A, of management`s viable plan that has the capability of removing the threat to the continuation of the business. Alternatively, please revise Note 2 to include management`s plan which mitigated the need to issue an audit report including a going concern paragraph. Your discussion should include here and
elsewhere
in the filing the specific details of management`s viable plan to begin generating profits from operations during the fiscal year ending June 30, 2006. Refer to the guidance in AU Section 341 and FRC 607.02.
Consolidated Statements of Operations and Comprehensive Loss, page
F-
8
6. Revise your consolidated statements of operations to include the non-cash stock based compensation in the same lines as cash compensation paid to the same employees. You may parenthetically note to the appropriate income statement line items the amount of expense related to share-based payment arrangements included in specific line items in the financial statements. Refer to the guidance provided in SAB Topic 14-F.

Notes to Consolidated Financial Statements, pag F-15
Note 12:  Convertible Long-term Debt, page F-35
7. We note your response to our prior comment 7. We are continuing to evaluate your response to our comment.
Audited Financial Statements of Pneutech, Inc., page F-65
General
8. Please update the audited financial statements of Pneutech, Inc.
to include the audited consolidated balance sheet as of October
31,
2003 and related required footnote disclosures. Refer to the instructions of Item 8(A)(2) of Form 20-F, specifically paragraph 3, and previous correspondence from us dated February 22, 2005. Independent Auditors` Report, page F-66
9. Please provide an auditor report that refers to the consolidated balance sheet at October 31, 2003 with your next amendment.
Pro Forma Combined Condensed Statement of Operations, page F-86 Pro Forma Combined Condenses Statement of Operations, page F-89
10. Please revise to include your earnings per share, basic and diluted, and weighted average shares outstanding, basic and diluted for Thomas Equipment, Inc. (Successor) for the nine months ended June
30, 2005 on a historical basis.
Notes to Unaudited Pro Forma Combined Statement of Operations, page
F-90
Note 2.  Pro Forma Adjustments-Year Ended June 30, 2005, page F-90
11. Reference is made to adjustment (c). Please revise to provide a brief description of the nature of the pro forma adjustment.
12. Reference is made to adjustment (f). Please revise to include the supporting calculation provided in your response to our prior comment 11.
Form 10-KSB for the Fiscal Year Ended June 30, 2005
13. Prior to the effectiveness of Registration Statement, please amend your Form 10-K to incorporate the responses to our comments from this letter, as applicable.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005 (as amended) and December 31, 2004 (as amended)
14. Prior to the effectiveness of your Form S-1, please amend your Form 10-QSB to incorporate the responses to our comments from this letter, as applicable.
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the
effective
date of the registration statement as a confirmation of the fact that
those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Tara Harkins at (202) 551-3639 or in her absence, Michelle Golhlke at (202) 551-3327, if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3617
with any other questions.
      Sincerely,




							Russell Mancuso
							Branch Chief

cc: 	Thomas A. Rose